FOR IMMEDIATE RELEASE
August 8, 1997

Contact:       Robert Hollenbeck, Vice President
Telephone:     (609) 844-3106

Trenton Savings Bank And Peoples Bancorp, M.H.C. Announce Intent
To Convert Mutual Holding Company To Stock Form

Lawrenceville, NJ--Peoples Bancorp, Inc. (the "Company")(Nasdaq:
TSBS) and Trenton Savings Bank (the "Bank") announced that the Board of Directors of their mutual holding company, Peoples Bancorp, M.H.C. (the "Mutual Holding Company"), has determined to convert the Mutual Holding Company to a capital stock corporation. The Mutual Holding Company is a federally chartered mutual holding company, and owns 5,796,000 shares, or approximately 64%, of the issued and outstanding shares of common stock of the Company, which in turn owns 100% of the issued and outstanding capital stock of the Bank, a federally chartered savings bank.

The Mutual Holding Company was formed in 1995 in connection with the Bank's reorganization into the mutual holding company structure. On August 3, 1995, the Bank completed its initial minority stock offering in which it sold 3,116,500 shares of common stock at a price of $10 per share. On April 25, 1997 the stockholders of the Bank approved a plan to reorganize into a two-tier mutual holding company. This reorganization has been completed.

Upon conversion of the Mutual Holding Company, shares of the Company's common stock held by the public will be exchanged for shares of a to-be-formed Delaware holding company, which, after the completion of the conversion will be the Bank's parent holding company. Additional shares of the to-be-formed Delaware holding company will be offered for sale to depositors of the Bank, and to the public

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Wendell T. Breithaupt, President and Chief Executive Officer of
the Bank and the Mutual Holding Company, commented, "We believe that the conversion of the Mutual Holding Company is in the best interests of the Mutual Holding Company, the Bank and the Company's stockholders. The additional capital raised in the conversion will provide the Bank with expanded growth opportunities and greater flexibility to implement its business plan."

The conversion is subject to regulatory approval as well as the approval of the Mutual Holding Company's members and the Company's stockholders. The conversion is expected to be completed in the first half of 1998. Luse Lehman Gorman Pomerenk
& Schick will act as conversion counsel.